

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

June 30, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Business Responsibility & Sustainability Report of the Company for the FY2026

Pursuant to Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed copy of the Business Responsibility and Sustainability Report ('BRSR Report') for the Financial Year 2025-26.

The BRSR Report forms an integral part of the Integrated Annual Report of the Company for the Financial Year 2025-26.

The BRSR Report is also available on the Company's website and can be accessed at the following link:

Business Responsibility and Sustainability Report

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar
Randhir Singh

Digitally signed by
Kumar Randhir Singh
Date: 2026.06.30
19:26:51 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT FY2025-26



KEY HIGHLIGHTS OF BRSR FY2025-26

Principle 1

Conduct and govern with integrity, and in a manner that is ethical, transparent and accountable

a. 80.1% of our employees and 75.9% workers received periodic training on ethical conduct, aspects of human rights, skilling and wellbeing, and ESG goals and matters.

b. No disciplinary action against Directors/KMPs/Employees/ Workers by any law enforcement agencies for charges of bribery/corruption

c. No cases of fines, penalties, fees, or settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators, law enforcement agencies, or judicial institutions

Principle 2

Provide goods and services in a manner that is sustainable and safe

a. We conducted Life Cycle Assessment for 8 products (5 API's, 3 formulations for Cradle-to-gate) and these have no significant social or environmental risks

b. 100% of our inputs are sourced from suppliers who abide by our Third Party Code of Conduct

c. 98% of our global waste is diverted from landfill to recycling / co-processing / reuse

d. 92% of cold boxes are reused at CFA or stockist level

Principle 3

Respect and promote the wellbeing of all employees, including those in value chains

a. Permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits

b. 91.9 % return to work rate and 90.5 % retention rate for our permanent employees post parental leave

c. 97% employees and 77.5 % workers were provided skill upgradation training

d. 72.4% employees and 59.6 % workers were provided health and safety measures training

e. 96.7% of employees and 98.9% of workers have undergone performance and career development reviews

f. Combined LTIFR per one mn-person hours worked is 0.04

Principle 4

Respect the interests of and be responsive to all its stakeholders

a. Comprehensive stakeholder engagement including a new double materiality assessment to understand their impact and financial materiality and stakeholder expectations to inform our ESG strategy

b. Evolved process for considering feedback of the stakeholders on economic, environment and social topics by the Board

c. Evolved process for engagement and support of the vulnerable and marginalised stakeholders group

Principle 5

Respect and promote human rights

a. 76.2 % of employees were given training on human rights

b. 100% of our employees and permanent workers are paid more than the minimum wage

c. Median remuneration of male and female employees was ₹ 0.7 million and ₹ 0.88 million respectively

d. 100% of plant or offices were assessed for human rights issues

Principle 6

Respect and make efforts to protect and restore the environment

a. 50% absolute reduction in scope 1&2 emissions from baseline year 2023

b. 78% of electricity consumption through renewable power

c. 90,249 KL of harvested rainwater consumed

d. 7.7 % decrease in reported Scope 3 emissions from previous financial year

Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

a. Associated with eight trade and industry chambers/associations to foster dialogue on key policy issues

b. Advocated on regulatory changes regulatory changes, R&D and intellectual property protection, access and affordability, and counterfeit drugs

c. No adverse order/action from regulatory authorities on anti-competitive conduct

Principle 8

Promote inclusive growth and equitable development

a. 71.5% of input materials were sourced from within India

b. Job creation in Rural, Semi-urban and Urban areas was 6.5%, 8.5% and 8.7%, respectively, of total during the year

c. Positively impacted ~1,119,100 individuals through CSR initiatives

Principle 9

Engage with and provide value to the consumers in a responsible manner

a. 100% of our formulation products representing 89% of revenue carry information about safe and responsible usage on product labelling and packaging

b. No forced recalls, 17 voluntary recalls

c. No consumer complaints on data privacy, advertising, cyber-security, delivery of essential services, or restrictive or unfair trade practices

d. No major service disruptions



BUSINESS RESPONSIBILITY & SUSTAINABILITY REPORT


SECTION A

GENERAL DISCLOSURES


I. Details of the listed entity

1.	Corporate Identity Number (CIN) of the Listed Entity	L85195TG1984PLC004507
2.	Name of the Listed Entity	Dr. Reddy's Laboratories Limited
3.	Year of incorporation	1984
4.	Registered office address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
5.	Corporate address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
6.	E-mail	shares@drreddys.com
7.	Telephone	+91-40-49002900
8.	Website	http://www.drreddys.com
9.	Financial year for which reporting is being done	April 1, 2025 to March 31, 2026
10.	Name of the Stock Exchange(s) where shares are listed	a. BSE Limited b. National Stock Exchange of India Limited c. New York Stock Exchange, Inc d. NSE IFSC Ltd
11.	Paid-up Capital	INR 83,46,56,970
12.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Mr. K Randhir Singh Company Secretary, Compliance Officer & Head-CSR 91-040-4900 2222 shares@drreddys.com
13.	Reporting boundary	The disclosure under BRSR is on consolidated basis unless otherwise specified at the respective section.
14.	Name of assessment or assurance provider	DNV Business Assurance India Private Limited (DNV)
15.	Type of assessment or assurance obtained	a. BRSR Core - Reasonable assurance b. Other selected BRSR indicators - Limited Assurance

II. Products/services

16. **Details of business activities (accounting for 90% of the turnover)**

S. No.	Description of Main Activity	Description of Business Activity	% of Turnover of the entity
1.	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

17. Products/Services sold by the entity (accounting for 90% of the entity's Turnover):

S. No.	Product/Service	NIC Code	% of total turnover contributed
1.	Development, manufacturing & sale of generic formulations including biosimilars and consumer healthcare	21009	89
2.	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	10

III. Operations

18. Number of locations where plants and/or operations/offices of the entity are situated:

Location	Number of plants (Including R&D sites/operations)	Number of offices	Total
National	27	15	42
International	6	63	69

19. Markets served by the entity:

a. Number of locations

Locations	Number
National (No. of States and Union Territories)	36
International (No. of Countries)	87

b. What is the contribution of exports as a percentage of the total turnover of the entity?

Out of the total turnover of ₹ 20,102 Crore (Excluding service income and license fees) on standalone basis, the turnover of the products sold in India is ₹ 6,416 Crores (32%) and that of other countries is ₹ 13,686 Crores (68%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV. Employees

20. Details as at the end of Financial Year:

a. Employees and workers (including differently abled):

S. No.	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Employees								
1	Permanent	27,527	21,789	79.1	5,735	20.8	3	0.1
2	Other than permanent	9,199	6,172	67.1	3,024	32.8	3	0.1
Total		**36,726**	**27,961**	**76.1**	**8,759**	**23.8**	**6**	**0.1**
Workers								
1	Permanent	564	542	96.09	22	3.90	0	0
2	Other than permanent	5,197	4,246	81.70	951	18.29	0	0
Total		**5,761**	**4,788**	**83.11**	**973**	**16.88**	**0**	**0**



b.   Differently abled Employees and workers:

S. No	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Differently abled Employees								
1	Permanent	116	76	65.5	40	34.5	0	0
2	Other than permanent	8	5	62.5	3	37.5	0	0
Total		**124**	**81**	**65.3**	**43**	**34.7**	**0**	**0**
Differently abled Workers								
1	Permanent	0	0	0	0	0	0	0
2	Other than permanent	18	16	88.9	2	11.1	0	0
Total		**18**	**16**	**88.9**	**2**	**11.1**	**0**	**0**

21.   Participation/Inclusion/Representation of women

Particulars	Total	No. and percentage of Females	
		No.	%
Board of Directors[1]	10	3	30
Key Management Personnel (KMPs)[2]	3	0	0

1 Directors Individual Competence, Expertise and Skills is forming part of the Corporate Governance Report in the Integrated Annual Report on page 216

2 The KMP of the Company are Co-chairman and Managing Director, Chief Executive Officer, Chief Financial Officer and Company Secretary. Since Co-chairman and Managing Director is already included under heading Board of Directors, the same has not been again included under heading KMP.

22.   Turnover rate for permanent employees and workers

	FY 2025-26				FY 2024-25				FY 2023-24			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees (%)	19.5	20.5	0	19.7	19.3	19.1	22.2	19.2	18.2	19.0	12.5	18.4
Permanent Workers (%)	5.7	32.6	0	6.7	9.2	68.8	0	12.3	8.0	34.1	0	9.7

V.   Holding, Subsidiary and Associate Companies (including joint ventures)

23.   (a) Names of holding / subsidiary / associate companies / joint ventures

The details of holding/subsidiary/associate companies/joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report.

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility initiatives of the Company. However, environmental and social performance data for joint ventures that are not being consolidated into the financial statements, such as Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, DRES Energy Private Limited, India, and O2 Renewable Energy IX Private Limited, is excluded.

VI. CSR Details

24. **Whether CSR is applicable as per section 135 of Companies Act, 2013: Yes[1]**

(i) Turnover (in INR Million)	205,328
(ii) Net worth (in INR Million)	313,656

1 As per Ind AS standalone financial statements

VII. Transparency and Disclosures Compliances

25. **Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:**

Stakeholder group from whom complaint is received	Grievance Redressal Mechanism in place (Yes/ No)	(if Yes, then provide web link for grievance redress policy)	FY 2025-26			FY 2024-25		
			Number of complaints filed during the year	Number of complaints pending resolution at the close of the year	Remarks	Number of complaints filed during the year[#]	Number of complaints pending resolution at the close of the year	Remarks
Communities	Yes*		0	0		0	0	
Investors (other than shareholders)	Yes*		0	0		0	0	
Shareholders	As per applicable law	Refer to Note below	49	0		7	0	
Employees and Workers	Yes*		454	56		427	67	
Customers	Yes*		2,128	7		956	4	
Value Chain Partners	Yes*		38	12		50	9	
Others (please specify)	Yes*		91	9		112	27	

[#] *Number of complaints classified as "pending resolution at the close of the year" for FY 2024-25 were closed in FY 2026*

*Note: *Shareholders can register their grievances on the SCORES Portal at https://scores.sebi.gov.in/and the ODR Portal at https://smartodr.in/. All other stakeholder groups including customers, value chain partners, communities, and employees and workers can raise a concern by accessing the https://drreddys.ethicspoint.com portal or calling on the hotline number available on the portal. They may also write to complianceofficer@drreddys.com or chiefombudsperson@drreddys.com, or send their grievance by post or courier to the Chief Compliance Officer/Chief Ombudsperson. Several policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website and can be found on https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet of the Company that are accessible by employees.*



26	Overview of the entity's material responsible business conduct issues

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
1	Access to medicines	Opportunity	Increasing access to medicines is a major opportunity as it aligns with Dr. Reddy's core purpose of "Good Health Can't Wait" and provides a significant business advantage. By focusing on access, affordability and innovation, we can reach more patients and contribute to global health improvement.	• We are committed to serve 1.5 billion patients by 2030 and bring at least 3 innovative solutions to improve the standard of treatment every year from 2027. We are launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health. • We are strengthening our product pipeline through a combination of new drug development, acquisitions, and expansion into new therapeutic areas, while also focusing on biosimilars, differentiated products, and increasing our global reach. • Access, affordability and innovation work together to drive everything we do. During FY2026, we strengthened our pipeline through novel drug development and AI-assisted discovery, expanded our biosimilars portfolio into regulated markets across Europe and the UK, and partnered with global health institutions to bring critical treatments to over 14 low and middle-income countries. • We built new commercial infrastructure in sub-Saharan Africa and Southeast Asia and continued investing in health systems strengthening and patient support beyond the pill. Our conviction remains simple: good health cannot wait, and every patient deserves timely access to safe, effective and affordable treatment.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
2	Affordability of medicines	Opportunity	Bringing generic equivalents of innovator drugs with speed and ensuring higher affordability for patients is a significant opportunity for us to expand market access, potentially increasing sales and market share. By focusing on affordable options including generics, biosimilars, and innovative drugs, we can reach patients who might otherwise not be able to afford treatments. This also allows us to address systemic affordability issues and build trust with patients and healthcare providers.	• Our products significantly bring down treatment costs in a therapeutic class while maintaining the same quality, safety, and efficacy as with the reference product, resulting in savings and increased access to treatment. • We have committed to ensuring 40% of our new launches are first-to-market by 2030. By launching generic versions on day one, we can reach more patients sooner, and the ability to quickly enter the market and offer generic versions at a lower price point makes the treatment more affordable for patients. In FY 26 we have 43% of new launches are first to the market in priority markets • We have a strong focus on biosimilars, which are similar to the original reference biologic drugs but at a lower cost. Our work in biosimilars has made treatments for conditions like cancer and anaemia more accessible to patients worldwide. • In India, Obeda, the first DCGI-approved generic equivalent of semaglutide injection, established non-inferior efficacy and a safety profile comparable to the innovator drug. A GLP-1 receptor agonist with a globally proven track record in glycaemic control and weight management, its launch meaningfully expands affordable access to a therapy class that has transformeddiabetes and cardiometabolic care. • We also offer patient assistance programmes such as Sparsh for underprivileged cancer patients in India, and co-pay savings programs in the US for multiple products.	Positive



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
3	Customer satisfaction	Opportunity	Engaging with customers through a formal feedback mechanism helps us understand their requirements, improve brand loyalty and drive business growth, and ensure patient safety and satisfaction.	• Dr. Reddy's serves a diverse range of customers globally, including pharmaceutical companies, healthcare providers, and consumers. • We ensure customer satisfaction through a multifaceted approach that includes dedicated customer service platforms such as XCEED, real-time feedback mechanisms, a robust supply chain, and a focus on quality and innovation. • We use data analysis to gain insights into customer preferences and behaviours, informing our product development and marketing efforts. • Our Customer Service Centre acts as a single point of contact for customers across various geographies, providing support for inquiries and sample requests. Our customer service team maintains a long-lasting relationship with key customers to add value in their product development and commercialisation processes.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
4	Inadequate product quality, Counterfeit products	Risk	Inadequate product quality can compromise the efficacy and safety of medications and is a significant risk potentially causing harm to patients. Inadequate quality control can lead to non-compliance, resulting in fines, recalls, and even suspension of operations. Counterfeit products are unsafe or ineffective and can be potentially life-threatening. The pharmaceutical industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Adverse events caused by unsafe counterfeit products may mistakenly be attributed to the authentic product, and reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours.	• We implement a robust quality management system (QMS) whose procedures are built on key regulatory frameworks governing pharmaceutical development and regulation globally. Our facilities and products are also regularly inspected by international regulatory agencies such as the US FDA, EMA, MHRA, ANVISA, and CDSCO. • We also follow ISO 9001:2015 principles and all our manufacturing facilities are in compliance with GxP standards, including cGMP. Our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with cGMP requirements • We implement advanced quality control measures, ensure proactive risk management with risk controls and thorough documentation, and conduct regular audits. • Various governments have enacted laws intended to combat counterfeiting, including the U.S. Drug Quality and Security Act and the EU's Falsified Medicines Directive (FMD). We have successfully implemented the FMD since 2019, and only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, have been placed on the market ever since. • In addition to complying with these laws, we have put in place internal mechanisms to monitor incidents that come to our notice, and we proactively carry out regional surveys. We also have a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing. • During the year, we further strengthened internal audit mechanisms. Multiple lines of defence, supported by Anytime Readiness Audit Mechanism (ATAR), continue to reinforce governance, resilience, and trust through self-inspections, SOX audits, GQM audits, GEMBAs, Quality Governance reviews, and Audit Readiness check-ins. Compared with last year, we saw a significant reduction in Class 2 recalls • Our investments in serialisation and aggregation continue to help us comply with global regulations and standards, with enhanced operational efficiencies for our downstream partners.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
5	Business continuity	Risk	We operate in a complex geopolitical and regulatory environment, and this entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focused on the identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions. We have implemented risk management measures and a formal business continuity plan to ensure our operations can continue despite potential disruptions. • We prioritise a sustainable supply chain - conducting supplier risk management, and ensuring diversification for the timely availability of our medicines. To improve our resiliency posture, we focus on the ability to provide and maintain an acceptable level of service in the face of any interruption and proactively plan for being prepared to respond to an uncertain situation. • Ensuring employee safety is a top priority for us, and we prioritise their wellbeing during any crisis, with a clear communication plan and appropriate channels for employees and regulatory authorities.	Negative

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
6	Information security, Data privacy	Risk	Information security and cybersecurity pose a significant risk to our industry. Our business is dependent upon increasingly complex and interdependent information technology systems, including internet and cloud-based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Any compromise or disruption may result in the loss, theft, or unauthorised disclosure of key information and/or disruption of production and business processes, materially and adversely affecting our business. Data privacy is a significant risk due to the nature of the industry and of our business and the sensitive nature of personal data which we process directly or through our third parties. We are subject to data privacy and protection laws and regulations in many different jurisdictions and countries where we do business, and a failure to comply by us or by the third parties acting on our behalf could result in fines, administrative and criminal penalties, reputational damage, and adversely impact the way we operate our business.	• Our Information Security Management System (ISMS) is based on internationally recognised frameworks such as ISO 27001 and NIST CSF. We use a comprehensive technology stack to implement the above control framework and carry out periodic independent assessments to review the effectiveness of these controls. Any gap identified in the control framework goes through an established risk management process aligned with industry frameworks such as the COSO ERM. We perform regular risk assessments and take all necessary precautions to protect, prevent and detect such risks. • As part of our resiliency strategy, we have an IT disaster recovery plan in place for our key applications to minimise impacts from any unanticipated events and breakdowns. • We maintain cybersecurity insurance, and our third-party service providers have invested in measures to reduce these risks. • Our Cyber security maturity model is reinforced by a leading consulting partner and tested through regular simulated internal and external cyber-attacks, which benchmark our response capability and drive continuous improvement. We also deploy a comprehensive technology stack, including continuous attack-surface and cloud monitoring, and subject it to periodic independent assessments to verify control effectiveness. • During FY 2026, we completed two major audits: an ISMS audit and a NIST Cyber Maturity assessment spanning both IT and OT environments, evaluating our readiness against current operations and planned expansion.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
7	Regulatory compliance, Governance beyond compliance	Risk/ Opportunity	Compliance with regulatory requirements in the pharmaceutical industry is a complex process and presents multiple types of risks. If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities, or if a regulatory agency delays or denies approvals for new products, it may increase the cost of developing new products, increase the risk of not being able to successfully sell them, and affect the realisation of product revenues. If we fail to comply with the regulatory standards of agencies in manufacturing of quality products, there may be a delay in approvals of new drug applications or products, invite additional regulatory or legal action, and increase costs associated with remedial action, impacting our business, financials and operations. If we fail to comply with environmental laws and regulations, face environmental litigation, or any of our plants or operations are shut down, it may severely hamper our ability to supply products to our customers, and we may face substantial costs that could adversely affect our consolidated f inancial position, results of operations or liquidity. Governance beyond compliance can help us get a competitive edge, improve business performance, make operations more efficient, help mitigate risks, enable value creation, and strengthen stakeholder relationships.	• We actively monitor upcoming regulatory changes and emerging guidelines and requirements, connecting regularly with regulatory agencies. We use tools such as Legatrix (Compliance Watch) to track compliance obligations, generate reports, and stay updated on legal and compliance changes. • We have robust and comprehensive compliance programmes with policies, procedures, and guidelines for employees including training. • We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. All our key business functions are audited comprehensively at least once in three years, and we develop and implement corrective & preventive actions to address any identified issues. These results are also shared with our management and board. • We go beyond just meeting the compliance requirements through our principles and practices such as ensuring the same quality standards for all countries, practicing the highest ethical values while marketing our products, and offering product pricing that enhances higher patient reach, etc. • Two of our key ESG goals focus on governance beyond compliance - we are committed to upholding the highest standards of compliance and ethics, and progressively enhancing our disclosures. • We use a more proactive and strategic approach to governance, incorporating ESG into business practices. This includes integrating ESG into board oversight, engaging with stakeholders on ESG issues, linking ESG goals to executive directors' compensation, integrating ESG into risk management, and using ESG criteria to assess partners and vendors. • We conducted a double materiality assessment last year, an essential first step towards CRSD compliance preparedness, evaluating material topics from both an ESG impact perspective and their potential influence on the organisation's financial performance	Negative/positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
8	Unethical practices, Bribery & corruption	Risk	Unethical practices may be a significant risk as they could lead to financial penalties, reputational damage, and even criminal charges. Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders. Considering the sheer size and nature of the industry and a combination of factors including complexity in distribution networks, interactions and high value transactions with public entities, bribery and corruption pose significant financial, regulatory, and reputational risks to pharmaceutical companies. Our policies mandate compliance from us and third parties acting on our behalf, with anti-bribery laws, which if not complied, may lead to substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts.	• We have established a strong compliance framework and program. Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making and promotes stakeholder trust. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations. • While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions, while engaging in sales, research, marketing and promotion are covered under the Third Party Code of Conduct, which is modelled on the Principles for Responsible Supply Chain Management (PSCI), mandating 100% compliance. • We conduct our business as per our Anti-Bribery and Anti-corruption policies, and all applicable laws. The ABAC policy emphasises our zero-tolerance approach to bribery and corruption and principles established based on our ABAC standards. • The board of directors maintains oversight on ABAC governance, ensuring that best practices of the ABAC management system are established, implemented, maintained and reviewed to adequately address the company's bribery & corruption risks, including the policy and the guidelines. • Our third-party risk management (TPRM) policy sets forth the ABAC policy standards required for all our vendors and third-party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
9	Process efficiency and innovation, Green chemistry	Opportunity	Process efficiency and innovation provide an opportunity to enhance operations, reduce costs, and accelerate drug development. Using recycled and reused materials also helps reduce waste, and promote sustainability, minimising reliance on virgin resources and optimising resource utilisation. By focusing on improving processes, from drug development to manufacturing and supply chain, we could achieve higher quality outcomes, reduced timelines, and greater profitability. Green chemistry presents a significant opportunity for us to become more sustainable, innovative, and cost-effective. Adopting green chemistry principles can help reduce overall environmental impact, improve efficiency, lower production costs, enhance safety (due to reduced chemicals), and lead to innovation while also aligning with increasing public and regulatory expectations for environmental responsibility.	• We have integrated our strategy deployment and daily performance dialogues and are focusing on maximising value creation and minimising waste in our processes through Lean Management System. Our lean initiatives target a 20–30% boost in productivity, driving both steady incremental improvements and substantive, large-scale change transformations. • In some of our operations, we recover the spent solvent through solvent recovery systems and reuse it in our operations. We also reduce packaging layers and overall material usage, using recycled content where feasible, and ensuring tertiary packaging materials are recyclable or reusable. • We use green chemistry to minimise or eliminate hazardous substances in chemical processes and products. • By improving Process Mass Intensity (PMI), we optimise yield, enhance solvent and catalyst recovery, and minimise hazardous waste generation, seeing a 15-18% improvement in PMI values. We also reduced waste by 18% for 6 high-volume products. • 14 products were evaluated through chemistry gate clearance during FY2026. None of the evaluated products used acetonitrile or hazardous solvents in the development process.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
10	Inadequate process safety systems, Occupational health and safety (emergency response system)	Risk	Inadequate safety systems increase the possibility of equipment malfunction, often leading to severe consequences for workers such as injuries and fatalities, and environmental damage. Proactively identifying, assessing and managing potential hazards, ensuring adequate training, and implementing stringent safety and quality control measures helps us ensure employee safety, reduce environmental damage, and maintain our operational integrity and reputation. A lack of clear planning or effective emergency response procedures, necessary resources such as equipment and communications systems, and trained personnel, increases the risk of injuries, fatalities, and property damage.	• Process Safety is one of our key focus areas as we deal with various hazardous chemicals during manufacturing or R&D activities. We have framed our internal guidelines on process safety, and we carry out risk assessments including What-If, HIRA, and HAZOP to mitigate the process safety risks from laboratory scale to commercial operations by applying inherent safety design principles with all effective hierarchy of controls. • We conduct monthly process safety governance at all sites and at the business unit level with the required cross functional teams, focusing mainly on reviewing the status and compliance on Process Safety Information (PSI), Process Hazard Analysis (What- If, HIRA, HAZOP), Management of Change (MOC), Pre Start up safety review, revalidation of PHA with cyclical reviews and all proactive passive and active safeguards along with focusing on safe handling of high hazard processes and high hazard chemicals, continually enhancing competence of employees with adequate trainings. • We ensure our employees and contractors are adequately trained on safety hazards, governance systems, and precautionary and other safety measures. • All our manufacturing facilities have an onsite emergency plan that includes emergency preparedness, with the goal of keeping our business up and running. The plan is revised annually, and all credible scenarios are part of the plan, including frequent mock drills and full-site evacuation drills for concerns like fire and chemical spills. • A well-equipped Emergency Response Team (ERT), our incident management team trained in firefighting and rescue operations, is present at each location in each shift. All the locations are equipped with the first aid kits over and above the legal requirements.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
11	Labour management, Diversity & Inclusion, Talent retention (employee satisfaction)	Risk/ Opportunity	Labour management is a significant risk due to high compliance requirements on labour practices, and talent shortages in the industry – particularly in STEM, and the need for highly skilled experienced professionals. Failure to address these challenges may lead to delays in research and development, production issues, and failure to serve patients. Fostering diversity and inclusion in the workplace presents a strategic opportunity as it offers a broader range of perspectives from our people, leading to more effective problem solving and creative solutions. This could enable better innovation, improved patient care, and a more engaged workforce. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Human capital development initiatives such as ensuring a positive and equitable environment, investing in employee health, and offering training and skill development, enhance employee satisfaction and wellbeing. This enables talent retention, foster innovation, and drive productivity, providing a competitive edge and translating to a positive brand image.	• We are committed to comply with labour management regulations, maintain a workplace free from discrimination, and ensure proper remuneration for all employees. • Our organisation is committed to adhering to the principles of International Labour Organisation (ILO) conventions, ILO code of practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, UN Guiding Principles on Business and Human Rights. • We actively support STEM education initiatives, both internally and externally, and strengthen our talent pipeline through apprenticeships with local government initiatives focusing on skill development. We also offer training and job opportunities, particularly for young women in science. • We have set targets for gender parity as well as increased women representation in leadership/ top management positions to boost diversity. We are also committed to increasing the representation of persons with disabilities in our workforce. • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles, while increasing our representation of women in manufacturing and sales roles. • Through our women leadership development programmes, mentoring initiatives, representation in external forums and coaching programs, we are invested in career development for women leaders. • We are working closely with Dr. Reddy's Foundation to increase the representation of Persons with Disabilities (PwDs), introducing a focused internship program to acclimatise and absorb PwD employees into the workforce, while also sensitising hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job	Negative/Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
				• We use people analytics to measure employee performance, identify current skill gaps, and flight risks to improve retention.	
				• We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives.	
				• We embed strategic workforce planning into our operations strategy, and this helps in fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs.	
				• We are maintaining an internal pipeline of qualified and experienced critical talent, particularly in specialised fields, to deliver our business priorities.	
12	Climate change and Greenhouse gas emission	Risk	Climate change remains a source of considerable threat for pharmaceutical companies, leading to manufacturing and supply chain disruptions, and increased need for medications due to climate induced health impacts (the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. Considering the industry's energy-intensive production processes and extensive supply chains, greenhouse gas (GHG) emissions pose several risks including operational impacts, regulatory penalties, reputational damage, and supply chain disruptions, making pharmaceutical companies vulnerable to climate-related regulations and public scrutiny.	• We are committed to carbon neutrality in our direct operations by 2030, and our Net Zero target year is FY 2045 and which is approved by SBTi during FY 2026. • Our decarbonisation strategy focuses on energy mix, conservation, performance, transition. • FY 2026 also delivered the culmination of a multi-year fuel transition. Every primary operating boiler across our manufacturing network has now been converted to biomass, briquettes,or piped natural gas. Coal is no longer part of the operational fuel mix. • To reduce our value chain emissions, we are engaging with high-value spend suppliers, building capacity of strategic suppliers, and shifting from air to sea shipments. We are also diversifying our supply chain, sourcing raw materials sustainably and promoting local sourcing. • Last year, we conducted a comprehensive climate risk assessment aligned with the IFRS S2 framework. Using scenario analysis, we mapped site-level climate exposures, assessed supply chain vulnerabilities, and modelled financial impacts for key operational clusters.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
13	Energy consumption, Use of renewable energy	Risk/ Opportunity	As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity for both industrial and domestic purposes. Fluctuating energy prices, potential supply chain disruptions due to energy shortages, and increased environmental pressure to reduce carbon emissions may lead to higher production costs, quality issues, and difficulties in meeting global supply demands. The use of renewable energy offers several opportunities including operational cost savings, reduced emissions and a carbon footprint, and increased energy resilience and independence.	• We have established a transition plan for Scope 1 and 2 emissions, with progress tracked through climate-related indicators. To meet near-term goals, we are committed to using 100% renewable electricity by 2030, switching to biomass fuels for boilers, and reducing energy demand through efficiency initiatives and green technologies. • Our decarbonisation strategy includes reducing our energy consumption with energy efficient technologies and processes, adopting low or no carbon fuels, substituting fossil fuels in boilers with alternate biomass fuel sources such as rice husk and briquettes, purchasing energy from renewable sources, and realigning our business operations to lower emissions. • Inter-State Transmission System (ISTS) renewable power supply through Dr Reddy's joint venture companies, and long term power purchase agreements effectively mitigate the risk of fluctuating energy prices. Joint ventures and power purchase agreements help us pool resources and expertise, achieve economies of scale and reduce costs, increase energy security through diversified supplies such as solar, wind & hydel, and stabilise energy prices. • We will continue investing in solar, hydel, and wind projects, driving energy management, conservation, and efficiency to accelerate our green transition.	Negative/Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
14	Water use Wastewater management	Risk	Water is a critical input to the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing). Inefficient water management can lead to higher production costs, and regulatory issues. Wastewater release and contamination of local water bodies can pose a significant risk to communities, impact flora and fauna, contributing to loss of biodiversity, environmental degradation and pollution, along with public health issues and reputational damage.	• Water risks are assessed as part of an established enterprise risk management framework periodically. We conduct thorough water risk and evaluation studies at all our watersheds to identify alternative rich water resources. • Our water management strategy involves key focus areas including water efficiency and optimisation, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. Since FY2023, we are a water positive company. • We introduced digitalisation and automation in FTO-7 Effluent Treatment Plant (ETP), resulting in improved ETP performance and reduced operational costs. We also upgraded the existing conventional biological reactor in ETP with membrane bioreactor (MBR) systems at two sites to enhance the treated water quality	Negative
15	Hazardous waste	Risk	Pharmaceutical waste, including chemicals used in manufacturing, expired drugs, and contaminated materials, can contaminate water sources, soil, and air, if not managed properly. This could lead to harmful effects on ecosystems and human health including drug resistance.	• We have waste management systems in place at all our facilities. Waste is directed to cement industries and recyclers for co processing and recycling, with approximately 2% being sent to landfill. • We have ongoing improvement programmes aimed at reducing hazardous and non-hazardous waste. To ensure effective tracking, we have established site-specific targets for hazardous waste reduction, and we are monitoring waste quantities across all manufacturing sites.	Negative



S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
16	Sustainable supply chain, responsible sourcing	Risk/ Opportunity	Sustainable supply chain management presents significant opportunities to enhance operational efficiency, reduce costs, improve product quality, and enhance brand reputation. By improving supply chain resilience, we can deliver better outcomes and service to our patients. Taking steps to source products and materials more sustainably and ethically helps us gain customer trust, improve supply chain resilience and risk management, and build stronger relationships with suppliers. Local procurement also helps promote local development and employment, and reduce costs.	• We utilise a broad base of suppliers to minimise risk arising from dependence on a single supplier. For each of our products, we continue to identify, upgrade, and develop alternate vendors as part of risk mitigation and continual improvement. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier's history and future product requirements. • We are committed to building an ESG-compliant supplier base, using Dr. Reddy's Supplier ESG Framework to assess strategic supplier performance. We conduct third party audits of our suppliers based on specific ESG criteria, identify high-risk suppliers, and share a corrective action plan. • We work only with third parties that meet our ethical standards, meeting the criteria in our third party code of conduct across ESG dimensions including ethics, compliance, labour and human rights, safety etc. • We are in complaince to the ISO 20400:2017 – Sustainable Procurement Guidance, focusing on how to integrate sustainability within procurement, as described in ISO 26000. Purchase category heads are guided by our sustainable procurement manual and ensure that sustainable criteria are integrated into supplier selection processes. • We monitor and identify instances where there is a deviation from the standard procurement or supplier management processes. We evaluate the impact of the deviation on procurement operations, supplier relationships, regulatory compliance, and overall organisational objectives, and then formulate strategies to address and mitigate the impact of the deviation. This includes corrective actions to bring the process back on track, avoiding its recurrence, finding alternative suppliers, streamlining procurement strategies, emphasising procurement & corporate policies or implementing contingency plans. • 71% of our input materials were sourced locally, from within India. • 100% of our sourcing and procurement team across all locations have received training on sustainable procurement.	Negative/Postive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
17	Community engagement	Opportunity	Contributing towards sustainable community development and addressing complex social problems helps us drive positive societal impact at scale	• Through our community-focusing projects, we focus on education, skilling & livelihood, healthcare, and environment, and align with the UN SDGs and Schedule VII of the Companies Act, 2013. • We have a board-level Corporate Social Responsibility (CSR) committee that is responsible for overseeing and implementing our CSR activities. This committee is constituted as per Section 135 of the Companies Act. • In FY2026, we invested ₹ 1,114.1 million on community-focused projects, positively impacting the lives of over ~1,127,996 people through our community projects • We take up periodic third-party impact assessment studies of our initiatives, evaluating the progress made across each programme to maximise the impact of our initiatives.	Positive



SECTION B

MANAGEMENT AND PROCESS DISCLOSURES

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and management processes									
1. a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)					Yes				
b. Has the policy been approved by the Board? (Yes/No)					Yes (Note 1)				
c. Web Link of the Policies, if available					Note 2				
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings. The Company's Third-Party Code of Conduct (TPCOC) applies to all the partner in the value chain, which imbibes the above-mentioned principles and the company expects its stakeholders to adhere to the same in all their dealings								
4. Name of the national and international codes/ certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	• **Principle 1:** GRI Standards 2021, UN SDGs, SA8000, NGRBC • **Principle 2:** GRI Standards 2021, UN SDGs, ISO 14001, cGMP, ISO 14044:2006 • **Principle 3:** GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights • **Principle 4:** GRI Standards 2021, UN SDGs • **Principle 5:** GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights • **Principle 6:** GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001, ISO 50001 • **Principle 7:** GRI Standards 2021, UN SDGs • **Principle 8:** GRI Standards 2021, UN SDGs, National Standards- CSR Rules prescribed by the Companies Act, 2013 • **Principle 9:** GRI Standards 2021, UN SDGs, ISO 27001								
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.					Note 3				
6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met.					Note 4				

Governance, leadership and oversight

7.	Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements	As we navigate a period marked by growing global health concerns and the pressing challenges posed by climate change, we remain steadfast in our commitment to embed sustainability deeply into our strategy and operations. Our focus is on delivering long-term value while upholding principles that benefit society and the environment. Our ESG priorities are centred around creating meaningful social impact for our patients and employees, lessen our ecological footprint and uphold responsible business practices that foster trust across our diverse stakeholder base.
		Guided by our aspiration to reach 1.5 billion patients by 2030, we are driving access to innovative, affordable medicines and working to reduce the global disease burden and improve health outcomes worldwide. We are also cultivating a workplace culture that embraces diversity, equity and wellbeing. In parallel, we are acting decisively to mitigate greenhouse gas emissions, shift towards renewable energy sources and enhance water stewardship throughout our value chain. Strong governance structures and clear policy frameworks are instrumental in turning our commitments into measurable actions. This report shares an honest view of our ESG achievements, ongoing challenges and the progress we are making towards a more sustainable and inclusive future.
		G V Prasad, Co-Chairman and Managing Director
8.	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).	Sustainability Council of the Company Tel: +91-40-4900-2222 E-mail ID: shares@drreddys.com
9.	Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details.	The Company has "Sustainability and CSR Committee" to act as nodal committee on overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf.
		Further, from ESG perspective, the Science, Technology and Operations Committee also deals with the matter related to "E", the Nomination, Governance and Compensation Committee with "S" and the Risk Management Committee with "G". The respective Committees also update the Board regarding deliberation and reviews on such matters.

Note 1: The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.

Note 2: Code of Business Conduct and Ethics: https://www.drreddys.com/cms/sites/default/files/media-library/docs/cobe-booklet-v40.pdf
Human Rights policy: https://www.drreddys.com/cms/cms/sites/default/files/2023-09/Human%20rights%20policy.pdf
Safety, Health, and Environment policy: https://www.drreddys.com/cms/sites/default/files/2022-04/she-policy-document-24-07-2020.pdf
Global Marketing Code: https://www.drreddys.com/investor#governance
Corporate Social Responsibility policy: https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf
Ombudsperson policy: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf
Our comprehensive policies are placed on the website at https://www.drreddys.com/investor#governance#policies-and-documents.

Note 3: We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.

A. Being committed to environmental stewardship: Reducing carbon emissions
- 100% renewable power by 2030;
- Achieve Net Zero Greenhouse gas emissions across the value chain by FY 2045
- 80% Absolute Reduction in Scope 1&2 Emissions by FY 2030 wrt FY 2023
  51.6% Emission Intensity reduction in Scope 3 Emissions by FY 2030 wrt FY 2023



Water positivity
- Water positive by 2025
  Reduce ground water withdrawal by 30% by FY 2030 wrt FY 2025

B.   Making our products accessible and affordable for patients
Access:
- Serve 1.5 billion patients by 2030

Affordability:
- 40% of our new launches to be first to market in our priority markets* by 2030

Innovation:
- 3 innovative solutions every year from 2027 to improve the standard of treatment

C.   Contributing to a fairer and more socially inclusive world
Equity, diversity and inclusion
- 35% women in senior leadership by 2030;
- Gender parity by 2035.

D.   Enhancing trust with our stakeholders
Compliance, Ethics, and Corporate governance
- Meet the highest standards on compliance and ethics backed by robust corporate governance
Disclosures and reporting
- Enhance disclosure on our ESG progress to reach top quartile by 2025

Suppliers
- 100% of our strategic suppliers to be compliant with our internal ESG framework by 2030

*Priority markets include U.S., Canada, EU5 (Germany, UK, Spain, France and Italy), India, Russia, China, and Brazil.

Note 4:   Details on our ESG goals and progress are in building the future responsibly section on page 24 of the report.

10.	Details of Review of NGRBCs by the Company

Subject for Review	P1	P2	P3	P4	P5	P6	P7	P8	P9
Performance against above policies and follow-up action	The Sustainability and CSR Committee reviews the Company's performance against ESG goals and targets. The Committee also reviews ESG strategies and programmes, policies, disclosures and related matters. The Committee updates the Board regarding deliberation and reviews on such matters. The Company has also constituted an internal Sustainability Council that also reviews the performance against ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/business heads/Executive Directors. During these assessments, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented.								
	The Sustainability and CSR Committee reviews the performance on quarterly basis								
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company has constituted an internal Sustainability Council which reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically.								
	The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis								

11. **Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency**
The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/business heads and approved by the management/the Board Committees/the Board. An internal assessment of the workings of the Business Responsibility policies has been done.

12. **If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:**
Not Applicable

PRINCIPLE WISE PERFORMANCE DISCLOSURE

This section is aimed at helping entities demonstrate their performance in integrating the Principles and Core Elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally and ethically responsible.

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE.

Essential Indicators

1. **Percentage coverage by training and awareness programmes on any of the Principles during the financial year:**

Segment	Total number of training and awareness programmes held	Topics / principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board of Directors (BoD) Key Managerial Personnel (KMP)	8	Familiarisation/awareness programme for the Board of Directors/ KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.	100
Employees other than BoD and KMPs Workers	20,859	The employees/workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules. Various trainings were undertaken during the year such as Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and an ESG training as of employee induction. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others	80.1 75.9



2.	Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

Monetary

Particulars	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (In INR)	Brief of the Case	Has an appeal been preferred? (Yes/No)
Penalty/ Fine			Nil		
Settlement					
Compounding fee					

Non-Monetary

Particulars	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Brief of the Case	Has an appeal been preferred? (Yes/No)
Imprisonment			Nil	
Punishment				

3. **Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.**

   Not applicable

4. **Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.**

   Yes. Dr. Reddy's has an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti-Bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption directly or indirectly and uphold the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company. The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to adhere to the same ethical standards when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5.	Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption:

Particulars	FY 2025-26	FY 2024-25
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	Nil	Nil

6. Details of complaints with regard to conflict of interest:

Particulars	FY 2025-26		FY 2024-25	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of Conflict of Interest of the Directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of Conflict of Interest of the KMPs	Nil	Not applicable	2^	Not applicable

^Complaints received during FY 2025 have been closed in FY 2026. These complaints were not substantive in nature.

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

Not applicable

8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

Particulars	FY 2025-26	FY 2024-25
Number of days of accounts payables [1]	75	76

1 Number of days of accounts payables is calculated on procurement of materials.

9. Open-ness of business

Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties:

Parameter	Metrics		FY 2025-26	FY 2024-25
Concentration of Purchases[2]	a.	Purchases from trading houses as % of total purchases	2.9	3.1#
	b.	Number of trading houses where purchases are made from	75	70#
	c.	Purchases from top 10 trading houses as % of total purchases from trading houses	57.8	67.8#
Concentration of Sales[1]	a.	Sales to dealers / distributors as % of total sales	37.7	30.6
	b.	Number of dealers / distributors to whom sales are made	6673	6178
	c.	Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	14.2	15.8
Share of RPTs in	a.	Purchases (Purchases with related parties / Total Purchases)	0.55	0.71
	b.	Sales (Sales to related parties / Total Sales)	0.002	0.002
	c.	Loans & advances (Loans & advances given to related parties / Total loans & advances)	Nil	Nil
	d.	Investments (Investments in related parties / Total Investments made)	Nil	Nil

1 As per Ind AS standalone financial statements

2. On Standalone basis

 # Calculated inline with FY 2026 approach and accordingly revised FY 2025 numbers



Leadership Indicators

---

1. **Awareness programmes conducted for value chain partners on any of the Principles during the financial year:**

S. No.	Total number of awareness programmes held	Topics/principles covered under the training	Percentage of value chain partners covered (by value of business done with such partners) under the awareness programmes
1	426	Defensive Driving training & road safety awareness	99.9
2	4	ESG Capability Building for Strategic Suppliers	100
3	8	ESG Capability Building programme during supplier summits	17

2. **Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.**

Yes. The Company has a Conflict-of-Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full-time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. In case any director is getting appointed or associated with any new organisation, such director makes a proactive disclosure of his association with the new organisation to the Chairman and the Company Secretary. The said disclosure is placed before the next meeting of the Nomination, Governance and Compensation Committee (NGCC) for reviewing the conflict or potential conflict of the situation of such director, if any, with the Company after being associated with the new organisation. The Director's disclosures are also placed before the Board and conflict of interest, if any, is discussed and reviewed by the Board. The Board collectively is responsible for decision-making on the conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

---

1. **Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.**

	FY 2025-26	FY 2024-25	Details of improvements in environmental and social impacts
R&D	100	100	R&D expenditure in various technologies is focused on improving the social impacts of our products/processes
Capex	2.0	2.0	Reduction in usage of energy. Reduction of freshwater footprint in facilities by implementing water efficiency improvement/operational excellence projects, and technology interventions in wastewater treatment plant. Safety of employees and stakeholders. Facilities for using alternate fuels.

2. **a.** **Does the entity have procedures in place for sustainable sourcing? (Yes/No)**

Yes, the Company has procedures in place for sustainable and responsible sourcing.

b. **If yes, what percentage of inputs were sourced sustainably?**

100% of our inputs are sourced from suppliers who abide by our Third Party Code of Conduct. Our Third Party Code of Conduct has a clear policy on sustainability requirements.

3. **Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.**

(a) Plastics (including packaging)	The Company has waste management systems in place at all its facilities, built on the principles of prevention, recovery, and responsible disposal.
(b) E-waste	Plastic waste is either recycled or co-processed based on the type of waste generated. E-waste is routed through authorised disposal channels. Non-hazardous waste, including glass, metal scrap, wood waste, construction & demolition waste ,general waste and boiler ash etc. is channelled to authorised recyclers,
(c) Hazardous waste	brick manufacturers, and cement plants.Approximately 98% of global waste generated is diverted to recycle/reuse/other recovery and the remaining 2% is sent to landfill.
(d) Other waste	We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorised destruction vendor.

4. **Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.**

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2026, we have collected 2,642 tonnes of waste and disposed off in environment-friendly manner as per the EPR requirements.

Leadership Indicators

---

1. **Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details.**

Yes, we have completed LCA of eight of our products; 5 Active Pharmaceutical Ingredient (API) and 3 formulations products during the year FY 2026.

S. No.	NIC Code	Name of Product/ Service	%age of total turnover contribute	Boundary for which the Life Cycle Perspective/ Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	If yes, provide the web-link
1	21009	Belumosudil		Cradle to gate	Yes	Yes	https://www. drreddys. com/cms/ sites/default/ files/2026-06/ PwCxDRL_ Consolidated_ LCA%20 Report_8_ Products_Web_ upload.pdf
2	21009	Valsartan/Sacubitril		Cradle to gate	Yes	Yes	
3	21009	Ramipril		Cradle to gate	Yes	Yes	
4	21009	Pregabilin		Cradle to gate	Yes	Yes	
5	21009	Omeprazole USP	2.7%	Cradle to gate	Yes	Yes	
6	21009	Omeprazole-40 mg		Cradle to gate	Yes	Yes	
7	21009	Metoprolol		Cradle to gate	Yes	Yes	
8	21009	Atorvastatin		Cradle to gate	Yes	Yes	



2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/services		
Name of the product/service	Description of the risk/concern	Action taken
There were no significant social or environmental concerns raised from the LCA analysis of our eight products; 5 APIs and 3 formulations.		

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not applicable. As in the pharmaceutical industry we can't use recycled or reused input materials in the manufacturing process due to its nature of products. However, in some of our operations, we recover the spent solvent through solvent recovery system and reuse the same in our operations.

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:

	FY 2025-26			FY 2024-25		
	Re-used	Recycled	Safety disposed	Re-used	Recycled	Safety disposed
Plastics (including packaging)	0	0	0	0	0	0
E-waste	0	0	0	0	0	0
Hazardous waste- Expired Product	0	0	825 tonnes	0	0	813 tonnes
Other waste	Cold boxes-76,885 units	0	0	Cold boxes-10,105 units	0	0

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

S. No.	Indicate product category	Reclaimed products and their packaging materials as %age of total products sold in respective category
1	Cold boxes	92% of these boxes are reused at CFA or stockist level

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. **a. Details of measures for the well-being of employees:**

Category	Total	% of employees covered by									
		Health insurance		Accident insurance		Maternity Benefit		Paternity Benefit		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent Employees											
Male	21,789	19,067	87.5	19,597	89.9	-	0	21,789	100	21,789	100
Female	5,735	2,957	51.6	3,303	57.6	5,735	100	-	0	5,735	100
Other	3	3	100	3	100	-	-	-	-	3	100
Total	**27,527**	**22,027**	**80.0**	**22,903**	**83.2**	**5,735**	**20.8**	**21,789**	**79.1**	**27,527**	**100**
Other than Permanent Employees											
Male	6,169	30	0.48	30	0.48	-	0	205	3.32	205	3.32
Female	3,027	70	2.3	70	2.3	25	0.83	-	0	25	0.83
Other	3	3	100	3	100	-	-	-	-	3	100
Total	**9,199**	**103**	**1.1**	**103**	**1.1**	**25**	**0.27**	**205**	**2.23**	**233**	**2.53**

b. **Details of measures for the well-being of workers:**

Category	Total	% of workers covered by									
		Health insurance		Accident insurance		Maternity Benefit		Paternity Benefit		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent Workers											
Male	542	411	75.8	415	76.6	-	0	542	100	542	100
Female	22	18	81.8	18	81.8	22	100	-	0	22	100
Other	0	0	0	-	-	-	-	-	-	-	-
Total	**564**	**429**	**76.1**	**433**	**76.8**	**22**	**3.90**	**542**	**96.10**	**564**	**100**
Other than Permanent Workers*											
Male	4,246	-	-	-	-	-	-	-	-	-	-
Female	951	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total	**5,197**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

* The Company follows a decentralized approach for the assessment and reporting of well-being metrics pertaining to 'Other than Permanent Workers'. Such information is maintained and managed by the respective vendors in their own records.

c. **Spending on measures towards well-being of employees and workers (including permanent and other than permanent)**

	FY 2025-26	FY 2024-25
Cost incurred on well-being measures as a % of total revenue of the company*	1.98%	1.70%

*Based on standalone basis



2.	Details of retirement benefits, for Current FY and Previous FY

Benefits	FY 2025-26			FY 2024-25		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	100	Yes	100	100	Yes
Gratuity	100	100	NA	100	100	NA
ESI	1.8	0	Yes	2.0	0	Yes
Others – Superannuation	2.9	NA	Yes	3.0	NA	Yes

3. **Accessibility of workplaces: Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.**

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or elevators to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct audits for physical and digital accessibility and remedial steps are being followed to enable people with disabilities further. An Employee Resource Group (ERG) for people with disabilities has been established to support and enable inclusion further within our workplace. Regular sensitisation of employees are conducted in partnership with Dr. Reddy's Foundation when people with disabilities are hired in the organisation.

4. **Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.**

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organisation. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf.

Further, the Equal Employment Opportunity (EEO) Statement states that Dr. Reddy's maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, sex, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: https://careers.drreddys.com/#!/#eeo-statement.

5.	Return to work and Retention rates of permanent employees and workers that took parental leave.

Gender	Permanent Employees		Permanent Workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	91.4%	89.9%	Nil	Nil
Female	93.5%	92.8%	Nil	Nil
Other	-	-	-	-
Total	**91.9%**	**90.5%**	**-**	**-**

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

	Yes/No	If Yes, then give details of the mechanism in brief
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable
Other than permanent workers	Yes	to employees and third parties, to report concerns on actual or suspected violations of the
Permanent employees	Yes	code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief
Other than permanent employees	Yes	Ombudsperson. Concerns raised to the Company and their resolution are reported through
		the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The
		policy provides avenues to report concerns directly to the Compliance Team. Refer link of
		the policy and reporting channels separately mentioned below. Ombudsperson Policy Link:
		https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf
		Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/

7. Membership of employees and worker in association(s) or Unions recognised by the Company:

Category	FY 2025-26			FY 2024-25		
	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%
Total permanent employees	27,527	0	0	26,944	0	0
Male	21,789	0	0	21,298	0	0
Female	5,735	0	0	5,642	0	0
Other	3	0	0	4	0	0
Total permanent workers	564	432	76.6	573	434	75.7
Male	542	414	76.4	552	416	75.4
Female	22	18	81.8	21	18	85.7
Other	0	0	0	0	0	0

8. Details of training given to employees and workers:

Category	FY 2025-26					FY 2024-25				
	Total	On health and safety measures		On skill upgradation		Total	On health and safety measures		On skill upgradation	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Male	21,789	17,145	78.6	21,270	97.6	21,298	9,850	46.3	20,522	96.4
Female	5,735	2,790	48.6	5,512	96.1	5,642	2,308	40.9	5,358	94.9
Other	3	3	100	3	100	4	4	100	4	100
Total	**27,527**	**19,938**	**72.4**	**26,785**	**97.30**	**26,944**	**12,162**	**45.1**	**25,884**	**96.1**
Workers										
Male	542	335	61.8	404	74.5	552	284	51.5	356	64.5
Female	22	1	4.5	22	100	21	18	85.7	18	85.7
Other	0	0	0	0	0	0	0	0	0	0
Total	**564**	**336**	**59.6**	**426**	**75.5**	**573**	**302**	**52.7**	**374**	**65.3**

Note - The above table doesn't contain the trainings provided to contract workmen. For Contract workmen trainings are imparted at three levels:

1. general safety training

2. job-specific training

3. daily safety briefing before start of the particular task 100% contract workmen undergo safety training.


9. **Details of performance and career development reviews of employees and worker:**

Category	FY 2025-26			FY 2024-25		
	Total	Nos.	%	Total	Nos.	%
Employees						
Male	21,789	20,993	96.3	21,298	19,853	93.2
Female	5,735	5,612	97.8	5,642	5,040	89.3
Other	3	3	100	4	4	100
Total	**27,527**	**26,608**	**96.7**	**26,944**	**24,897**	**92.4**
Workers						
Male	542	536	98.9	552	540	97.9
Female	22	22	100	21	21	100
Other	0	0	0	0	0	0
Total	**564**	**558**	**98.9**	**573**	**561**	**97.9**

10. **Health and safety management system:**

a. **Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage such system?**

Yes, we have implemented an occupational health and safety management system. All our Indian manufacturing facilities are certified under ISO 45001. Our internal OHS management system covers 100% of our entity which includes both regular employees and contractors.

b. **What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?**

We have developed a guidance document which provides the course on how to identify, evaluate safety, health & environment risks and reduce them to an acceptable level by strengthening existing control and or incorporating additional controls for all the activities within premises of the organisation. The guidelines clearly outlines the processes, roles and responsibilities. We have implemented various tools like JSA, HIRA, Process Hazard Analysis, HAZOP to identify work-related hazards and assess risk of routine and non-routine activities

c. **Whether you have processes for workers to report the work related hazards and to remove themselves from such risks. (Y/N)**

Yes, every department head interacts with all members on Safety matters daily through toolbox talk. In this forum, workmen actively participate and give suggestions and feedback for improvements

d. **Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No)**

Yes, Employees have access to non-occupational medical and healthcare services via the medical insurance. Our wellness programme, My Health Index (MHI), has expanded from 2 sites in FY 2019 to 16 sites in FY 2026 and is targeted to be implemented across all our units by 2030. MHI uses digital platforms for tracking health indicators and encourages voluntary participation via newsletters, wellness activities, and targeted sessions on issues like stress, anger management, and lifestyle coaching.

11. **Details of safety related incidents, in the following format**

Safety Incident/Number	Category	FY 2025-26	FY2024-25
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0.16	0.03
	Workers*	0.08	0.12
Total recordable work-related injuries	Employees	19	21
	Workers*	14	20
No. of fatalities	Employees	0	0
	Workers*	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers*	0	0

* Workers means other than permanent workers

12. **Describe the measures taken by the entity to ensure a safe and healthy work place.**

At Dr. Reddy's, we emphasise strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually.

13. **Number of Complaints on the following made by employees and workers**

	FY 2025-26			FY 2024-25		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Working conditions	Nil	Nil	-	Nil	Nil	-
Health & Safety	Nil	Nil	-	Nil	Nil	-

14. **Assessments for the year**

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	100
Working conditions	100

15. **Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health & safety practices and working conditions.**

Not applicable



Leadership Indicators

---

1. **Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N).**

    Yes, it extends to both employees and workers.

2. **Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.**

    The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability

3. **Provide the number of employees / workers having suffered high consequence work related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:**

Particulars	Total no. of affected employees/ workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY 2025-26	FY 2024-25	**FY 2025-26**	FY 2024-25
Employees	0	0	0	0
Workers	0	0	0	0

4. **Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)**

    Yes, the Company provides transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment.

5. **Details on assessment of value chain partners:**

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters.
Working conditions	

6. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.**

    We have shared corrective action reports post assessment to our strategic suppliers and we are in the process of reviewing their performance.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

**Essential Indicators**

1. **Describe the processes for identifying key stakeholder groups of the entity.**

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

S. No.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from discussing the Company's strategy, growth opportunities, operational execution, industry developments, employee performance and career growth opportunities, capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need-based	We engage with investors to update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/actions, and material events which may have a positive or negative impact on the performance of the Company.



S. No.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
3	Patients	Yes, depending on various factors such as health, income, access and others	We engage with patients through multiple assistance programs (Financial assistance, Lifestyle support, Education, counselling), Disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer services support are also provided to report any feedback/adverse effects from our products.	Frequent and need-based	Patient-centricity is the core tenet of our strategy. Through our customer assistance and outreach programmes, we educate, provide support, awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients. We address patient-related queries/feedback and any drug-related concerns. We also create awareness and breaking various myths on managing various diseases or medical treatments.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, webinar/conferences, electronic updates, portals as well as in person visits and collaterals.	Frequent and need-based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions. Engagement also includes discussion on therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/tenders, maximise the outreach of our products and to assess customer satisfaction.
6	Suppliers & Partners	No	On-site meetings, virtual meeting, business partner's meet, supplier forums, partner events, calls, e-mail, satisfaction survey, website	Frequent/Quarterly Governance calls/ Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasise fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.

S. No.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, audits, representations, filings and submissions.	Need based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco-system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	Yes, depending on various factors such as health, income and others	Our engagement with the community includes interactions, collaborations, onsite visits and other digital channels.	Frequent and need-based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs. Additionally, we also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.
9	Third Party logistics service providers and CFAs	No	Onsite/virtual meetings, email, annual meet, training and awareness programmes	Frequent	Our engagement with third-party logistics service provider's and CFA's is to ensure safe transportation, warehousing and ensuring availability of our medicines. We also reward and recognise third-party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents.
10	Contract Workforce	No	Meetings, discussions, trainings and toolbox talks	Frequent	To ensure the job assigned are performed timely and in a safe manner. We also create awareness on health, safety and environmental practices.



Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.**

   Based on the consultation and feedback received from the respective stakeholder groups, we have assessed and analysed the material topics and the same were discussed with the relevant business and functional heads. The material topics including economic, environmental and social topics requiring the attention of the Board or its Committees are thereafter placed before the relevant Board Committees and the Board during the quarterly meetings. The Board has a designated Sustainability and CSR Committee to act as the nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. Further, from an ESG perspective, various other Board Committees also review the matters within the purview of their respective charters. The respective Committees also update the Board regarding deliberations and decisions on such ESG matters. The Board also discusses and reviews such matters.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.**

   Effective engagement helps us connect stakeholder needs with organisational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We annually review our material topics and assess them based on any material changes in operations, geographical presence, progress on goals and targets, changes in regulations etc. In FY2025, we carried out a double materiality assessment to evaluate both the impact of our operations on society and the environment, and the influence of external events on our business and financial performance. Our internal and external stakeholders identified key material topics that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and anti-corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups.**

   Patients: We have various patient assistance programmes for patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions. In India,we support patients through the Sparsh patient assistance program. In the U.S., we offer co-pay savings programa for eligible patients for multiple products.

   Community: We implement several CSR programmes in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalised sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation, Roshni Trust etc. The approach taken by Dr Reddy's is deeply rooted in ground realities. Projects are planned after constructive dialogue with stakeholders, thorough understanding of the community's expectations and some programmes are shaped through comprehensive Need Assessment Studies. The programes are executed bases the outcomes of these engagements and thereby create significant impact.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

Category	FY2025-26			FY2024-25		
	Total	No. of employees/ workers covered	%	Total	No. of employees/ workers covered	%
Employees						
Permanent	27,527	25,996	94.4	26,944	24,221	89.9
Other than permanent	9,199	1,991	21.6	8,037	756	9.4
Total	**36,726**	**27,987**	**76.2**	**34,981**	**24,977**	**71.4**
Workers						
Permanent	564	426	75.5	573	299	52.2
Other than permanent	-	-	-	-	-	-
Total	**564**	**426**	**75.5**	**573**	**299**	**52.2**

2. Details of minimum wages paid to employees and workers, in the following format:

	FY2025-26					FY2024-25				
	Total	Equal to Minimum Wage		More than Minimum Wage		Total	Equal to Minimum Wage		More than Minimum Wage	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Permanent	**27,527**	**0**	**0**	**27,527**	**100**	**26,944**	**0**	**0**	**26,944**	**100**
Male	21,789	0	0	21,789	100	21,298	0	0	21,298	100
Female	5,735	0	0	5,735	100	5,642	0	0	5,642	100
Others	3	0	0	3	100	4	0	0	4	100
Other than Permanent	**9,199**	**0**	**0**	**9,199**	**100**	**8,037**	**0**	**0**	**8,037**	**100**
Male	6,169	0	0	6,169	100	5,199	0	0	5,199	100
Female	3,027	0	0	3,027	100	2,838	0	0	2,838	100
Others	3	0	0	3	100	0	0	0	0	100
Workers										
Permanent	**564**	**0**	**0**	**564**	**100**	**573**	**0**	**0**	**573**	**100**
Male	542	0	0	542	100	552	0	0	552	100
Female	22	0	0	22	100	21	0	0	21	100
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent*	**5,197**	**3,776**	**72.6**	**1,421**	**27.3**	**8,752**	**0**	**0**	**8,752**	**100**
Male	4,246	2,965	69.8	1,281	30.2	7,549	0	0	7,549	100
Female	951	811	85.3	140	14.7	1,203	0	0	1,203	100
Others	0	0	0	0	0	0	0	0	0	100

Pertains to Global Manufacturing Operations (GMO) India, and contains perennial, intermittent, and projects manpower.



3.	Details of remuneration/ salary/ wages

a. Median remuneration/ wages

	Male		Female		Other	
	Number	Median remuneration/ salary/ wages of respective category (INR Million)	Number	Median remuneration/ salary/ wages of respective category (INR Million)	Number	Median remuneration/ salary/ wages of respective category (INR Million)
Board of Directors (BoD)	7	22.14	3	19.77	0	0
Key Managerial Personnel (KMP)[1]	3	72.48	0	0	0	0
Employees other than BoD and KMP	21,784	0.75	5,735	0.97	0	0
Workers*	414	0.88	18	0.93	0	0

[1] Mr. G V Prasad, Co-Chairman and Managing Director of the Company, is a Key Managerial Personnel and has been included under heading BoD, therefore, not included under heading KMP

For India workers only

b. Gross wages paid to females as a % of total wages paid by the entity, in the following format:

	FY 2025-26	FY 2024-25
Gross wages paid to females as a % of total wages	25%	27%

4. Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No)

Yes, we have a focal point responsible for addressing human rights impacts or issues caused or contributed to by the business.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business stakeholders and all CAPAs are tracked till closure.

6.	Number of Complaints on the following made by employees and workers:

	FY 2025-26			FY 2024-25		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year[#]	Remarks
Sexual Harassment	21	6	-	15	4	-
Discrimination at workplace	124	17	-	134	24	-
Child Labour	-	-	-	-	-	-
Forced labour/ Involuntary labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

[#] Number of complaints classified as "pending resolution at the close of the year" for FY 2024-25 were closed in FY 2026

7. **Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:**

Particulars	FY 2025-26	FY 2024-25
Total Complaints reported under Sexual Harassment on of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	21	15
Complaints on POSH as a % of female employees / workers	0.4	0.2
Complaints on POSH upheld	17	9

8. **Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases.**

Dr. Reddy's policy on Ombudsperson as well Non-retaliation also supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy's follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

9. **Do human rights requirements form part of your business agreements and contracts? (Yes/No)**

Yes, human rights requirements form a part of our business agreements and contracts.

10. **Assessments for the year:**

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	
Forced/involuntary labour	
Sexual harassment	100%
Discrimination at workplace	
Wages	
Others –please specify	

11. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above.**

Not applicable, as no risks/concerns observed across the above parameters as stated in question 10 above.



1. **Details of a business process being modified / introduced as a result of addressing human rights grievances/ complaints.**

   Business process were not modified/introduced as result of addressing human rights grievances/complaints, as no concerns/risks were observed.

2. **Details of the scope and coverage of any Human rights due-diligence conducted.**

   We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labour, forced labour, discrimination, harassment, collective bargaining and freedom of association. We evaluate the human rights risks associated with our Indian facilities using the SA8000 standard and other internal protocols.

3. **Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?**

   Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. **Details on assessment of value chain partners:**

	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	
Forced/involuntary labour	
Sexual harassment	The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters
Discrimination at workplace	
Wages	
Others –please specify	

5. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.**

   Not applicable, as no risks/concerns observed across the above parameters as stated in question 4 above.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. **Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format:**

Parameter	FY 2025-26	FY 2024-25
From renewable sources (in GJ)		
Total electricity consumption (A)	5,91,761 # 13,48,931 @	7,74,675# 12,78,018@
Total fuel consumption (B)	18,42,341	14,39,682
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C) (in GJ)	24,34,102 # 31,91,272 @	22,14,357# 27,17,699@
From non-renewable sources (in GJ)		
Total electricity consumption (D)	10,57,063 # 2,99,893 @	9,93,566# 4,90,223@
Total fuel consumption (E)	11,58,667	15,45,900
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	22,15,730 # 14,58,560 @	25,39,466# 20,36,124@
Total energy consumed (A+B+C+D+E+F)	46,49,832	47,53,823
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) GJ / ₹ Million[1]	13.8	14.6
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed/Revenue from operations adjusted for PPP) GJ/Revenue adjusted to PPP[2]	281.5	301.7
Energy intensity in terms of physical output (GJ/Tonne of Product)	318.4	298.8
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

1 Revenue as per IFRS consolidated financials for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/ PPPEX@WEO/OEMDC/IND

 # Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & ISTS

@ Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass, ISTS IRECs & ISTS green attributes.

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

2. **Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.**

We have no sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India.



3. **Provide details of the following disclosures related to water, in the following format:**

Parameter	FY 2025-26	FY 2024-25
Water Withdrawal by source (In kilolitres)		
(i) Surface water [1]	90,249	75,761
(ii) Groundwater	6,56,117	9,19,495
(iii) Third party water	3,20,737	3,45,750
(iv) Seawater / desalinated water	2,41,085	0
(v) Others (Municipal)	7,65,010	7,82,104
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	20,73,198	21,23,116
Total volume of water consumption (in kilolitres)	19,56,215	1,973,220
Water intensity per rupee of turnover (Total water consumption / Revenue from operations) (KL/ INR Million*)	5.82	6.06
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP) (KL/Revenue adjusted to PPP[#])	118.44	125.23
Water intensity in terms of physical output (KL/Tonne of Product)	133.95	128.71
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

* Revenue as per IFRS Consolidated for FY2026 and FY2025

PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

1 Rainwater Harvested

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

4. **Provide the following details related to water discharged:**

Parameter	FY 2025-26	FY 2024-25
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	471
(ii) To Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) To Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment: Primary treatment	1,16,983	1,49,425
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**1,16,983**	**1,49,896**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

Yes, the Company has implemented Zero Liquid Discharge facilities across all its chemical technical operations and formulations plants in India, with the exception of one site. The ZLD approach is operational at 16 global manufacturing facilities, where all wastewater is treated, contaminants are reduced to solids, and the treated water is channelled back for use in utilities. No untreated wastewater effluent is discharged from any of these facilities. The remaining sites discharge after primary treatment to Common Effluent Treatment Plants (CETP) for further treatment. We comply with prescribed regulatory limits for parameters including TDS, pH, BOD, and COD.

6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format:

Parameter	Please specify unit	FY 2025-26	FY 2024-25
NOx	Metric tonnes	202.01	155.66
SOx	Metric tonnes	151.14	209.67
Particulate matter (PM)	Metric tonnes	85.47	100.12
Persistent organic pollutants (POP)		NA	NA
Volatile organic compounds (VOC)		NA	NA
Hazardous air pollutants (HAP)		NA	NA
Others – please specify		NA	NA

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity, in the following format:

Parameter	Unit	FY 2025-26	FY 2024-25
Total Scope 1 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)	Metric tonnes of CO2 equivalent	1,16,841	1,42,772
Total Scope 2 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) (Market based)	Metric tonnes of CO2 equivalent	57,977	94,690
Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations) (Market Based)	MT/₹ Million [1]	0.52	0.73
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations adjusted for PPP) (Market Based)	MT/Revenue adjusted to PPP [2]	10.58	15.1
Total Scope 1 and Scope 2 emission intensity in terms of physical output (Market Based)	MT/tonne of product	11.97	14.9
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS consolidated financials for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note – Total Scope 1 & 2 Emissions of FY2026 (Location based) is 3,15,079 Metric tonnes of CO2 Equivalent; Total Biogenic Emissions of FY2026 is 1,57,178 Metric tonnes of CO2 Equivalent

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .



8. **Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.**

Yes, the Company has a comprehensive decarbonisation programme in place, structured around three key levers:

- Renewable Power Transition: The Company has transitioned to ISTS-based captive renewable power supply through joint ventures, with all new contracts carrying 25-year tenures. The renewable energy share in FY 2025-26 stood at 78%.

- Fuel Transition: All primary operating boilers across the manufacturing network have been converted from coal to biomass, briquettes, or piped natural gas.

- Energy Efficiency: Key initiatives include deployment of HHO technology to improve boiler efficiency, enhancement of steam condensate recovery, installation of Closed-Circuit Reverse Osmosis systems, and full digitalisation and automation of Zero Liquid Discharge operations at select facilities.

For more information on GHG reduction initiatives, refer "Building a Greener Tomorrow" section of Integrated Annual Report FY 26.

9. **Provide details related to waste management by the entity, in the following format**

Parameter	FY 2025-26	FY 2024-25
Total Waste generated (in metric tonnes)		
Plastic waste (A)	444.60	450.37
E-waste (B)	40.18	16.24
Bio-medical waste (C)	290.31	239.3
Construction and demolition waste (D)	6,728.98	17,852.4
Battery waste (E)	107.71	86.68
Radioactive waste (F)	0	0
Other Hazardous waste. Please specify, if any. (G)	48,037.97	49,847.8
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector) 1	56,057.80	44,184.3
Total (A+B + C + D + E + F + G + H)	**1,11,707.5**	**1,12,677.1**
Waste intensity per rupee of turnover (Total waste generated/Revenue from operations) MT/ ₹ Million 2	0.33	0.35
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP) MT/Revenue adjusted to PPP3	6.76	7.2
Waste intensity in terms of physical output (MT/Tonne of Product)	7.6	7.1
Waste intensity (optional) – the relevant metric may be selected by the entity	-	-
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste		
(i) Recycled	77,116.50	65,308.02
(ii) Re-used	8,495.22	10,720.9
(iii) Other recovery operations (Co-processing/Pre-processing)	23,522.04	35,870.3
Total	**109,133.76**	**111,899.2**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste		
(i) Incineration	465.17	774.64
(ii) Landfilling	1490.78	3.3
(iii) Other disposal operations	0	0
Total	**1955.95**	**777.94**

1 Non Hazardous waste includes steel scrap, metal scrap, wood waste, ash, waste shippers, copper cables, aluminium trays, general office waste,construction & demolition waste, paper, cardboard, glass, etc.

2 Revenue as per IFRS Consolidated for FY2026 and FY2025

3 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/ PPPEX@WEO/OEMDC/IND)

Note - Waste generated from Offices and one new facility is excluded

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

10. **Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.**

The Company has waste management systems in place at all its facilities, built on the principles of prevention, recovery, and responsible disposal.

Plastic waste is either recycled or co-processed based on the type of waste generated. E-waste is routed through authorised disposal channels. Non-hazardous waste, including glass, metal scrap, wood waste, construction & demolition waste ,general waste and boiler ash etc. is channelled to authorised recyclers, brick manufacturers, and cement plants. Approximately 98% of global waste generated is diverted to recycle/reuse/other recovery and the remaining 2% is sent to landfill.

Waste reduction is pursued through both technological interventions and ongoing operational initiatives, including sustainable packaging, waste source segregation, and process optimisation.

11. **If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format:**

S. No.	Location of operations/ offices	Type of operations	Whether the conditions of environmental approval / clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any.
		Nil	

12. **Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year.**

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
			Nil		

13. **Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). If not, provide details of all such non-compliances, in the following format:**

Yes, the Company is compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment Protection Act and rules thereunder.

Sl. No.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
		Nil		



Leadership Indicators

1. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):**

For each facility / plant located in areas of water stress, provide the following information:

(i)   Name of the area: Hyderabad, Pydibhimavaram

(ii)   Nature of operations: Manufacturing and R&D

(iii)   Water withdrawal, consumption and discharge:

Parameters	FY 2025-26	FY2024-25
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	61,800	63,720
(ii) Groundwater	2,68,553	4,48,675
(iii) Third-party water	3,08,638	316,180
(iv) Seawater/desalinated water	2,41,085	0
(v) Others	4,87,303	4,62,904
Total volume of water withdrawal (in kilolitres)	13,67,379	12,91,479
Total volume of water consumption (in kilolitres)	13,55,133	12,83,336
Water intensity per rupee of turnover (Water consumed/turnover) KL/₹ Million*	4.03	3.94
Water intensity (optional) – the relevant metric may be selected by the entity	-	-
Water discharged by destination and level of treatment (in kilolitres)		
(i) Into Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) Into Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) Into Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[2]	12,246	8,144
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**12,246**	**8,144**

1 Rainwater harvested

2 Primary treatment

* Revenue as per IFRS Consolidated for FY2026 and FY2025

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

2. **Please provide details of total Scope 3 emissions & its intensity, in the following format:**

Parameter	Unit	FY 2025-26	FY 2024-25
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	780,738	845,849
Total Scope 3 emissions per rupee of turnover	MT/₹ Million [1]	47.3	2.6
Total Scope 3 emission intensity adjusted for PPP	MT/Revenue adjusted to PPP[2]	-	-

1 Revenue as per IFRS Consolidated for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/ PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities.**

Not applicable

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:**

Sl. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1	Low Temperature Evaporator (LTE)	Deployed in wastewater treatment facilities replacing conventional Multiple Effect Evaporators (MEE).	Reduced energy consumption in terms of steam and electricity while improving effluent treatment efficiency
2	Digitalisation and Automation of ZLDs	Complete automation and digitalisation of effluent treatment at two plants.	Approximately 30–40% optimisation in chemical consumption, steam consumption, and power consumption
3	HHO Technology	Hydrogen and oxygen generated from water are fed into the biomass combustion chamber to enhance combustion in boilers.	Improved combustion efficiency and approximately 10% improvement in overall boiler efficiency, reducing fuel consumption
4	Closed-Circuit Reverse Osmosis (CCRO)	As a replacement for conventional RO systems	Approximately 30–40% reduction in energy consumption compared to conventional RO systems
5	Membrane Bioreactors (MBR)	Introduced across four ZLD facilities and two sewage treatment plants to improve treated water quality	Enhanced performance of downstream RO systems and improved overall water recovery efficiency
6	Sludge Dryers	Implemented at four facilities in wastewater treatment plant.	Reduction of sludge moisture content to below 10%, reducing waste volume for disposal
7	RO System replacing Softener	Conventional water softeners replaced with reverse osmosis systems at select facilities	Reduced TDS load on ZLD systems and eliminated sodium chloride consumption for softener regeneration
8	Steam Condensate Recovery Enhancement	Enhanced recovery systems deployed across multiple sites, improving recovery from approximately 50–55% to 80%	Increased boiler feed water temperature from 50–55°C to 75–80°C, reducing both fuel and freshwater consumption

5. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.**

Yes. Dr. Reddy's has adopted a resilience strategy focused on maintaining continuity of operations in the face of planned or unplanned disruptions across its manufacturing facilities, IT infrastructure, and supply chain. As part of its pursuit of operational excellence, the Company has undertaken several change management initiatives across the organisation, spanning information technology and automation in manufacturing, research and development, supply chain, and shared services. These efforts are complemented by continuous strengthening of data resiliency across the enterprise.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.**

There is no significant adverse environmental impact arising from the Company's value chain partners. 100% of critical and strategic suppliers hold valid consent for air, water, and waste management.

In addition, the Company measures its Scope 3 emissions to identify and address emission hotspots across the value chain. Key initiatives to reduce the value chain carbon footprint include shifting freight from air to sea transport, optimising truck loadability through improved planning to reduce the number of trips required, encouraging dedicated transporters to transition from diesel to CNG vehicles, and conducting supplier engagement programmes to support partners in undertaking their own emission reduction projects.



7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters. Suppliers are categorised as high, medium, or low risk based on the assessment outcomes, with high-risk suppliers subject to field audits and corrective action plans that are actively tracked. A supplier maturity assessment framework is in place to evaluate significant suppliers, covering 80% of procurement spend, against defined environmental and social requirements.

8. **How many Green Credits have been generated or procured:**

   a.   By the listed entity- Nil

   b.   By the top ten (in terms of value of purchases and sales, respectively) value chain partners- Nil

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1.   a.   **Number of affiliations with trade and industry chambers/ associations.**

The Company is affiliated with 8 trade and industry chambers/associations

1.   b.   List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to

S. No.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/ associations (State/National/International)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Indian Pharmaceutical Alliance	National
3	National Accreditation Board for Certification Bodies	National
4	Federation of Indian Chambers of Commerce & Industry	National
5	The Life Sciences Advisory Committee	State
6	International Generic and Biosimilar Medicines Association	International
7	Pharmaceutical Supply Chain Initiative (PSCI)	International
8	Asia Business Council	International

2.   Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.

Name of Authority	Brief of the Case	Corrective Action Taken
	Nil	

Leadership Indicators

1.   Details of public policy positions advocated by the entity:

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
1	Making representation to the Securities and Exchange Board of India/Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/associations	No	The Board reviews on quarterly basis	No

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible	Representation made directly or through industry chambers/associations	No	The Board reviews on need basis	No
4	Policy advocacy on reduction in counterfeiting & non-standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that address the issues faced by Pharma Industries for common good	Representation made directly or through industry chambers/associations	Yes	The Board reviews on need basis	No

The Company works closely with various trade and industry associations. This includes industry representations to the government and/or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocate any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
During the year ended FY2026, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment					

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not Applicable

3. Describe the mechanisms to receive and redress grievances of the community.

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievances, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

Parameters[1]	FY 2025-26	FY 2024-25
Directly sourced from MSMEs/small producers	5.3	5.2*
Directly from within India	71.5	72.7*

[1] Disclosure of materials sourced for India

*calculated in line with FY 2026 basis



5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis) in the following locations, as % of total wage cost

Location [1]	FY 2025-26	FY 2024-25
Rural	7	8
Semi-urban	9	2
Urban	9	10
Metropolitan	76	80

(Place to be categorised as per RBI Classification System - rural/semi-urban/urban/metropolitan)

1 Permanent employees at our India locations have been considered

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Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above):

Details of negative social impact identified	Corrective action taken
During the year ended FY2026, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment	

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies:

S. No.	State	Aspirational District	Amount spent (In INR)
1	Jharkhand	Ranchi	28,42,459
2	Maharashtra	Dharashiv	37,451
3	Maharashtra	Gadchiroli	7,214
4	Maharashtra	Nandurbar	21,603
5	Maharashtra	Washim	1,233
6	Andhra Pradesh	Alluri Sitaramaraju	67,95,037
7	Telangana	Raichur	19,45,734

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized /vulnerable groups? (Yes/No)

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalised/vulnerable groups in our supplier qualifying criteria.

(b) From which marginalized /vulnerable groups do you procure?

Not applicable

(c) What percentage of total procurement (by value) does it constitute?

Not applicable

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge:

Nil

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.**

Not applicable

6.	Details of beneficiaries of CSR Projects:

S. No.	CSR Projects	No. of persons benefited from CSR Projects	% of beneficiaries from vulnerable and marginalised group
1	Kallam Anji Reddy Vidyalaya (KARV)	2,243	
2	Kallam Anji Reddy Vocational Junior College (KAR-VJC)	761	
3	School Improvement Programme (SIP)	35,446	
4	Scholarship for Women in Science	163	
5	Support to Tribal welfare school and college	1,049	
6	Dr. Anji Reddy CAN-DO ETR grants	166	
7	Nayantha University	30	
8	Acumen Angels Program	105	
9	UPSC training to Marginalized community	100	
10	Equitable Education for Rural and Tribal Communities	1,383	
11	Strenghtning regulation Landscape	190	
12	Person with Disabiliy (PwD) skilling	836	
13	Youth skilling	2,327	
14	High Quality Health Care Skilling	846	
15	Improving the adoption ecosystem in Telangana	7,806	99% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
16	Farmer Livelihood Project	6,000	
17	Making Integrated Transformation for Resourceful Agriculture	56,477	
18	Pradhan Mantri Internship Scheme	49	
19	Green Skill Development	127	
20	Transforming Lives through Plant Based Nutrition	19,379	
21	Reconstructive surgery for individuals with hand deformity	300	
22	Life at Door Step - Palliative Care Programme	1181	
23	Roshini Tele counselling Helpline	12,630	
24	Tharuni Swalambana Rehabilitation and Skill centre	99	
25	Community Health Intervention Program	6,56,396	
26	Strengthening Primary Health Care Services (PHC)	2,50,689	
27	Nutrition support to underpriviledged community	2,84,863	
28	HPV Vaccine for girls	500	
29	Brain mapping	NA*	
30	Mobile Health Unit	12,047	
31	Strengthening the healthcare infrastructure*	NA*	
32	NAMS*	NA*	
33	Garo green spine project	2,061	
34	Action for Climate and Environment	56,003	
35	Capacity development and awareness building initiatives in animal welfare	80	
36	Building Resilient Ecosystems for Wildlife and Communities	590	

* The work is inherently future-focused and is projected to deliver meaningful benefits to individuals over the long term



PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER


Essential Indicators


1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

   We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are turnaround timelines for the resolution of each type of complaint at various department levels.

2. **Turnover of products and/ services as a percentage of turnover from all products/service that carry information about:**

Particulars	As a percentage of total turnover
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 89% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and /or safe disposal	

3. **Number of consumer complaints in respect of the following:**

Particulars	FY 2025-26			FY 2024-25		
	Received during the year	Pending resolution at the end of the year	Remarks	Received during the year	Pending resolution at the end of the year	Remarks
Data Privacy	Nil	Nil	Nil	Nil	Nil	Nil
Advertising	Nil	Nil	Nil	Nil	Nil	Nil
Cyber Security	Nil	Nil	Nil	Nil	Nil	Nil
Delivery of Essential Services	Nil	Nil	Nil	Nil	Nil	Nil
Restrictive Trade Practices	Nil	Nil	Nil	Nil	Nil	Nil
Unfair Trade Practices	Nil	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil	Nil

4. **Details of instances of product recalls on account of safety issues:**

Details of instances of product recalls on account of safety issues	Number	Reasons for recall
Voluntary recalls	17	NA
Forced recalls	0	NA

5. **Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy**

   Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.**

    No such incident

7. **Provide the following information relating to data breaches:**

    a. **Number of instances of data breaches:** 0

    b. **Percentage of data breaches involving personally identifiable information of customers:** Nil

    c. **Impact, if any, of the data breaches:** Nil

Leadership Indicators

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1. **Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).**

    Information relating to the products of the company is available on our website at https://www.drreddys.com. Additionally, it is also available on country-specific microsites, accessible through the globe icon on the top right corner of our website. Information related to our Active Pharmaceutical Ingredient (API) products is available in greater detail on https://api.drreddys.com/.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services.**

    All our formulation products carry information about safe and responsible usage of medicines through product labels and package inserts. This includes comprehensive information on conditions for storage and use, dosage instructions, and potential side effects. Additionally, based on the legal requirements and guidelines in the countries of our operations, we also include instructions on safe disposal of products to protect public health and minimise environmental risks.

3. **Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services.**

    During the year, there were no major disruptions of critical services of the Company. There is continual communication maintained with customers which help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. **Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable) If yes, provide details in brief.**

    The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

5. **Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of operation of the entity or the entity as a whole?**

    The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.